October 26, 2005

Via Edgar Transmission

Securities and Exchange Commission

450 Fifth Street NW

Mail Stop 4561

Washington, DC  20549

Re:

Validian Corporation

Post-Effective Amendment No. 1 to Form SB-2

Filed July 8, 2005, File No. 333-114289

Post-Effective Amendment No. 1 to Form SB-2

Filed July 8, 2205, File No. 333-114303

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Form 10-QSB for the Quarter Ended March 31, 2005

File No. 0-28423

Ladies and Gentlemen:

Please find attached on behalf of Validian Corporation (the “Company”) (1) Amendment No. 2 to the Company’s Annual Report on Form 10-KSB (“Form 10-KSB/A”), (2) Amendment No. 1 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 (“First Quarter Form 10-QSB/A”), (3) Amendment No. 1 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 (“Second Quarter Form 10-QSB/A,” and, together with the First Quarter 10-QSB/A, the “Forms 10-QSB/A”), and (4) Post-Effective Amendments No. 2 to the Registration Statements on Form SB-2 referenced above (the “Registration Statements”).

The changed pages to the Form 10-KSB/A, the Forms 10-QSB/A and the Registration Statements reflect revisions made in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated August 8, 2005.  Although the comment letter did not specifically address the Form 10-QSB for the quarter ended June 30, 2005, we are filing an amendment thereto consistent with the comments of the Staff to the Form 10-QSB for the quarter ended March 31, 2005.  In addition, with respect to the Registration Statements, we have added second quarter financial information, updated the risk factor on penny stocks pursuant to the new penny stock rules as well as certain other items, including adding more recent stock price information.  We have also updated the name of one of the selling stockholders to reflect the fact that the shares are now beneficially owned solely by the wife following her husband’s death (Ms. Slamecka), which shares were previously beneficially owned by the couple.  For your convenience, we have restated the Staff’s comments below, together with a response to each respective comment.

We will overnight four clean and four marked copies of each document, marked to show changes from the previous filing, as courtesy copies to Rebekah Toton.  The page number references that appear in this letter relate to the version filed with the Commission via EDGAR.

Securities and Exchange Commission

October 26, 2005

Post-Effective Amendment to Form SB-2 (File No. 333-114289)

General

l.

We note that you also filed a post-effective amendment to a registration statement on Form SB-2 (file no. 333-114303) relating to the resale of over 10 million shares of common stock.  Please revise this post-effective amendment to include a brief description of all concurrent public offerings in the prospectus and expand your front cover page to disclose the existence of any concurrent offerings and to indicate the number of shares covered by other registration statements.  This comment also applies to your post-effective amendment to Form SB-2 (file no. 333-114303).

Response:  We have revised the cover page of each of the Registration Statements in response to the Commission’s comment (see the cover page of each of the Registration Statements).

Form 10-KSB for the Fiscal Year Ended December 31, 2004, as amended

Item 8A, Controls and Procedures, page 59

2.

We note the disclosure that your independent registered public accounting firm advised you of certain significant internal control deficiencies that they considered to be, in the aggregate, a material weakness in connection with their audit of your consolidated financial statements.  We further note that your President and Chief Executive Officer and Chief Financial Officer and Treasurer concluded that your controls and procedures were not effective as of the end of the period due to these significant deficiencies, namely inadequate supervision and segregation of duties.  Please revise to disclose in greater detail the nature of the material weakness identified in your disclosure.  In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness, disclose when the material weakness first began, and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.  This comment also applies to the Item 3 disclosure in your Form 10-QSB for the quarter ended March 31, 2005.

Response:  We have revised the Form 10-KSB/A and Forms 10-QSB/A in response to the Staff’s comment (see pages 17 through 19 of the Form 10-KSB/A, pages 3 and 4 of the First Quarter Form 10-QSB/A and pages 3 and 4 of the Second Quarter Form 10-QSB/A).

3.

To the extent that the size and resources of your company will not enable you to address this material weakness and the ineffectiveness of your disclosure controls and procedures, you should expand your risk factor disclosure on page 18 to specifically address the risk to both your company and investors posed by this ongoing material weakness and ineffective disclosure controls and procedures.  This comment also applies to the Item 3 disclosure in your Form 10-QSB for the quarter ended March 31, 2005 and the risk disclosure in both your post-effective amendments.

Response:  We have revised the Form 10-KSB/A, Forms 10-QSB/A and Registration Statements in response to the Staff’s comment (see pages 16 and 17 of the Form 10-KSB/A, pages 3 and 4 of the First Quarter Form 10-QSB/A, pages 3 and 4 of the Second Quarter Form 10-QSB/A and pages 15 and 16 of each of the Registration Statements).

Securities and Exchange Commission

October 26, 2005

4.

Please revise to provide the disclosure required by Item 308(c) of Regulation S-B.  In this regard, disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  This comment also applies to the Item 3 disclosure in your Form 10-QSB for the quarter ended March 31, 2005.

Response:  We have revised the Form 10-KSB/A and Forms 10-QSB/A in response to the Staff’s comment (see page 19 of the Form 10-KSB/A, page 4 of the First Quarter Form 10-QSB/A and page 4 of the Second Quarter Form 10-QSB/A).

The Company will include the “Tandy letter” language in its acceleration request.

We would appreciate your prompt review of the attached pages.  If you have any questions, please contact me at (214) 651-5330 or William L. Boeing at (972) 680-7553.

Very truly yours,

/s/ Jennifer Wisinski

Jennifer Wisinski

Direct Phone Number:  214.651.5330

Direct Fax Number:  214.200.0768

jennifer.wisinski@haynesboone.com

cc:

Ron Benn

Laurie Mulvagh

William L. Boeing